UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Eclipse Resources Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27890G 100

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

Copies to:

Michael K. Pierce

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, TX 77002

(713) 654-8111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ECLIPSE RESOURCES HOLDINGS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 59,687,619
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 59,687,619
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,687,619
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 22.9% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based on 260,591,893 shares of Common Stock issued and outstanding as of August 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2016.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 40,420,114
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 40,420,114
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,420,114
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 15.5% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based on 260,591,893 shares of Common Stock issued and outstanding as of August 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2016.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND IX, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 72,847,294
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 72,847,294
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 72,847,294
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 28.0% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based on 260,591,893 shares of Common Stock issued and outstanding as of August 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2016.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP PARTNERS, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 172,955,027(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 172,955,027(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 172,955,027(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 66.4% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX collectively directly hold all of the shares of this Common Stock. EnCap Partners, LLC (“EnCap Partners”) is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), the general partner of EnCap Investments L.P. (“EnCap Investments”), the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. Therefore, EnCap Partners may be deemed to share the right to direct the disposition of the Common Stock held by the EnCap Funds. EnCap Partners disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 260,591,893 shares of Common Stock issued and outstanding as of August 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2016.

This Amendment No. 4 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the SEC by Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P. (“EnCap Fund VIII Co-Invest”), EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”), David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich on July 7, 2014, as amended by that certain Amendment No. 1 filed on January 13, 2015, that certain Amendment No. 2 filed on February 2, 2015 and that certain Amendment No. 3 filed on July 15, 2016. This Amendment is being filed to reflect the in-kind distribution of the Common Stock of the Issuer held by Eclipse Holdings to EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX (collectively, the “EnCap Funds”) as a result of the dissolution of Eclipse Holdings. This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated in its entirety as follows:

This statement is jointly filed by Eclipse Holdings, the EnCap Funds and EnCap Partners, LLC (“EnCap Partners” and collectively with the EnCap Funds and Eclipse Holdings, the “Reporting Persons”). As a result of the dissolution of Eclipse Holdings, Eclipse Holdings is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 4. The remaining Reporting Persons will continue to file as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

The principal office and business address of each of the EnCap Funds and EnCap Partners is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The principal business of each of the EnCap Funds is investing in securities of energy companies. The principal business of EnCap Partners is indirectly managing the EnCap Funds.

EnCap Partners is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), the general partner of EnCap Investments L.P. (“EnCap Investments”), the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Information regarding the executive officers, managers or other control persons of EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX and EnCap Partners is set forth on Schedule 1, Schedule 2 and Schedule 3, attached hereto, which Schedules are hereby incorporated by reference. All such persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended to include the following after the final paragraph:

On September 20, 2016, the board of managers of Eclipse Holdings approved the dissolution of Eclipse Holdings and the in-kind distribution of the Issuer’s Common Stock held by Eclipse Holdings to its limited partners in connection with the dissolution of Eclipse Holdings. As a result of the dissolution, EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX received 59,687,619, 33,159,784 and 46,016,031 shares of Common Stock, respectively, and The Hulburt Family II Limited Partnership (“Hulburt Partnership”), CKH Partners II, L.P. (“CKH Partners”) and Kirkwood Capital, L.P. (“Kirkwood Capital”) received 993,315, 248,329 and 248,329 shares of Common Stock, respectively.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

On September 20, 2016, pursuant to an in-kind distribution of the Issuer’s Common Stock by Eclipse Holdings to its limited partners in connection with the dissolution of Eclipse Holdings, EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX received 59,687,619, 33,159,784 and 46,016,031 shares of Common Stock, respectively, and Hulburt Partnership, CKH Partners and Kirkwood Capital received 993,315, 248,329 and 248,329 shares of Common Stock, respectively.

Other than as set forth in this Item 4, as of the date hereof, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Subparagraphs (a), (b), (c) and (e) of Item 5 of the Original Schedule 13D are amended and restated in its entirety as follows:

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover page to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein.

(b) EnCap Partners is the managing member of EnCap Holdings, which is the sole member of EnCap Investments GP, the general partner of EnCap Investments. EnCap Investments is the general partner of EnCap Equity Fund VIII GP and EnCap Equity Fund IX GP. EnCap Fund VIII GP is the general partner of EnCap Fund VIII, the sole member of Eclipse Holdings GP, the general partner of Eclipse Holdings. EnCap Fund IX GP is the general partner of EnCap Fund IX. EnCap Partners shares the power to vote or to direct the vote and to dispose or to direct the disposition of Common Stock held by the EnCap Funds. For purposes of clarity, Eclipse Holdings was liquidated as of September 20, 2016.

(c) On September 20, 2016, the board of managers of Eclipse Holdings approved the dissolution of Eclipse Holdings and the in-kind distribution of the Issuer’s Common Stock held by Eclipse Holdings to its limited partners in connection with the dissolution of Eclipse Holdings. As a result of the dissolution, EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX received 59,687,619, 33,159,784 and 46,016,031 shares of Common Stock, respectively, and Hulburt Partnership, CKH Partners and Kirkwood Capital received 993,315, 248,329 and 248,329 shares of Common Stock, respectively.

(e) On September 20, 2016, Eclipse Holdings ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1.1	Joint Filing Agreement dated July 15, 2016 (filed as Exhibit 1.1 to Amendment No. 3 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 1.2	Underwriting Agreement dated June 19, 2014 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated by reference herein).

Exhibit 2.1	Master Reorganization Agreement dated June 6, 2014 (filed as Exhibit 10.9 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, and incorporated by reference herein).

Exhibit 2.2	Stockholders’ Agreement dated June 25, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.3	Securities Purchase Agreement dated December 27, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014, and incorporated by reference herein).

Exhibit 2.4	Amended and Restated Registration Rights Agreement dated January 28, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2015, and incorporated by reference herein).

Exhibit 2.5	Contribution Agreement dated January 28, 2015 (filed as Exhibit 2.8 to Amendment No. 2 to the Original Schedule 13D and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 30, 2016

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P., its general partner

By:	EnCap Investments L.P., its general partner

By:	EnCap Investments GP, L.L.C, its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund VIII Co-Investors, L.P.

By:	EnCap Equity Fund VIII GP, L.P., its general partner

By:	EnCap Investments L.P., its general partner

By:	EnCap Investments GP, L.L.C, its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P., its general partner

By:	EnCap Investments L.P., its general partner

By:	EnCap Investments GP, L.L.C, its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Partners, LLC

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Managing Partner

Eclipse Resources Holdings, L.P.

By:	/s/ Christopher K. Hulburt
Name:	Christopher K. Hulburt
Title:	Executive Vice President, Secretary and General Counsel

Schedule 1

CONTROL PERSONS OF

ENCAP FUND VIII AND ENCAP FUND VIII CO-INVEST

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund VIII and EnCap Fund VIII Co-Invest are set forth below:

EnCap Fund VIII and EnCap Fund VIII Co-Invest:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund VIII GP, L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Fund VIII and EnCap Fund VIII Co-Invest	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Equity Fund VIII GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

Schedule 2

CONTROL PERSONS OF

ENCAP FUND IX

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund IX are set forth below:

EnCap Fund IX:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Fund IX	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

Schedule 3

CONTROL PERSONS OF

ENCAP PARTNERS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners are set forth below:

EnCap Partners:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002

E. Murphy Markham IV 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900, Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners, LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 77002